JONES DAY
NORTH POINT • 901 LAKESIDE AVENUE • CLEVELAND, OHIO 44114-1190
TELEPHONE: (216) 586-3939 • FACSIMILE: (216) 579-0212
August 16, 2010
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-3628
Attention:	Peggy Kim, Special Counsel, Office of Mergers & Acquisitions
Re:	Ferro Corporation Schedule TO-I File No. 5-07952
Ladies and Gentlemen:
     On behalf of our client, Ferro Corporation, an Ohio corporation (the “Company”), we are submitting this letter in response to Comment 11 of the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated August 2, 2010 (the “Comment Letter”), with respect to the Company’s Schedule TO-I, filed July 27, 2010, and the Staff’s subsequent oral comments delivered with respect to the Company’s Amendment No. 1 to the Schedule TO-I, filed August 5, 2010. The Company has amended and restated its Letter of Transmittal (as amended and restated, the “Amended and Restated Letter of Transmittal”). Today, the Company is transmitting to the Commission Amendment No. 2 to the Schedule TO-I, which includes the Amended and Restated Letter of Transmittal.
     Below is the Company’s amended response to Comment 11 of the Comment Letter. For the convenience of the Staff, we have repeated the Staff’s comment before the corresponding response.
Letter of Transmittal
11.	We note that you require holders to represent and warrant that they have “read” the Offer Documents. Please revise this language since it implies that security holders may waive their rights under the federal securities laws.
Response: The Company has revised the language in the first paragraph on page 2 of the Amended and Restated Letter of Transmittal to remove the acknowledgement that the security holder has “read” the Offer Documents in response to this comment.
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ATLANTA • BEIJING • BRUSSELS • CHICAGO • CLEVELAND • COLUMBUS • DALLAS • DUBAI • FRANKFURT • HONG KONG • HOUSTON
IRVINE • LONDON • LOS ANGELES • MADRID • MEXICO CITY • MILAN • MOSCOW • MUNICH • NEW DELHI • NEW YORK • PARIS
PITTSBURGH • SAN DIEGO • SAN FRANCISCO • SHANGHAI • SILICON VALLEY • SINGAPORE • SYDNEY • TAIPEI • TOKYO • WASHINGTON

JONES DAY
Securities and Exchange Commission
August 16, 2010

     The Company acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any questions regarding these matters, please do not hesitate to contact the undersigned at 216-586-7103.

Sincerely,
/s/ Michael J. Solecki, Esq.
Michael J. Solecki, Esq.